Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 8, 2012

BAYTEX TO PRESENT AT THE ENERCOM OIL & GAS CONFERENCE

CALGARY, ALBERTA (August 8, 2012) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Marty Proctor, Chief Operating Officer, will be presenting at the EnerCom Oil & Gas Conference on Wednesday, August 15, 2012 at 2:20pm MDT in Denver, Colorado. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.investorcalendar.com/CEPage.asp?ID=169363

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Raymond Chan, Executive Chairman and Interim CEO	Telephone: (587) 952-3110
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca